FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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___ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)
1. Name and Address of Reporting Person* MILLER, J. IRWIN (Last) (First) (Middle)	2. Issuer Name and Ticker or Trading Symbol Irwin Financial Corporation (IFC)					6. Relationship of Reporting Person(s) to Issuer (Check all applicable) _____Director __X__10% owner _____Officer (give title below) _____Other (Specify below) TITLE
PO BOX 808 (Street)	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)		4. Statement for (Month/Day/Year) 03/11/2003
Columbus, IN 47202-0808 (City) (State) (Zip)			5. If Amendment, Date of Original (Month/Day/Year)			7. Individual or Joint Group Filing (Check Applicable Line) __X_Form filed by One Reporting Person ____Form filed by More than One Reporting Person
	Table 1 - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/ Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
COMMON STOCK	03/10/03		M		800	A	$13.687500		D
COMMON STOCK	03/10/03		F		622	D	$17.620000		D
COMMON STOCK	03/10/03		M		169	A	$16.968750		D
COMMON STOCK	03/10/03		F		163	D	$17.620000	5,176,038	D
COMMON STOCK								132,535	I	BY SPOUSE
COMMON STOCK								5,160,592	I	BY TRUST

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. *If the form is filed by more than one reporting person, see Instruction 4(b)(v).
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Page 1 of 3 SEC 1474(3-99)

FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g. puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv- ative Secur- ity (Instr. 5)	9. Number of Deriv- ative Secur- ities Bene- ficially Owned at End of Month (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Benefi- cial Owner- ship (Instr. 4)
				Code	V	(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares
NON-QUALIFIED STOCK OPTION (RIGHT TO BUY)	$13.687500	03/10/03		M			800		04/30/07	COMMON STOCK	800		0	D
NON-QUALIFIED STOCK OPTION (RIGHT TO BUY)	$16.968750	03/10/03		M			169		04/26/10	COMMON STOCK	169		0	D

Explanation of Responses: See continuation page(s) for footnotes

/S/ _________________________________________	03/11/2003 __________________________
**Signature of Reporting Person (NAME) BY: SARLA KALSI ATTORNEY IN FACT	Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)	Page 2 of 3

FORM 4 (continued)
MILLER, J. IRWIN	Irwin Financial Corporation (IFC)
PO BOX 808	03/11/2003
Columbus IN 47202-0808

FOOTNOTES:

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